

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 20, 2012

Via E-mail
Nazneen D'Silva
President
Koffee Korner Inc.
6560 Fannin Street, Ste. 245
Houston, TX 77030

>   **Re:**   **Koffee Korner Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed August 10, 2012**
>   **File No. 333-181719**

Dear Ms. D'Silva:

We have reviewed your responses to the comments in our letter dated August 1, 2012 and have the following additional comment.

Tea and Food, page 28

1. We note your response to our prior comment 9 and reissue because you have not revised your disclosure in response to our comment. We note that on pages 3 and 27 you state that you purchase your "coffee from [your] principle supplier SYSCO and sell[] rich-brewed coffees, Italian-style espresso beverages, cold blended beverages, and complementary food items which include bakery items, sandwiches, fruit and yogurt, a selection of teas, and beverage-related accessories and equipment, all prepared by our staff and sold through our retail location." In this section, however, you state that your bakery items, sandwiches, fruit and yogurts and other snacks are all purchased from your principle supplier SYSCO. Please revise to specify what you mean when you state that certain items you sell are prepared by your staff. You also state in your response that "sometimes you run out of an item and buy it locally." Please revise to disclose this fact.

Please contact Tonya Aldave at (202) 551-3601 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: <u>via e-mail</u>
       Frank J. Hariton, Esq.